SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
RULE 13a-16 OR 15d-16
OF THE
SECURITIES EXCHANGE ACT OF 1934

August 21, 2002

ČEZ, a. s.

(Translation of registrant's name into English)

c/o Duhová 2/1444
140 53 Prague 4
Czech Republic

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F x Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________.

The following information was filed by ČEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:

The address of the headquarters of ČEZ, a. s., registered with the Czech Commercial Register is now Duhová 2/1444, 140 53 Prague 4, Czech Republic.

On August 19, 2002 ČEZ, a. s. and the Ministry of Labor signed the contract on the sale of 15% of our stake in ČEPS. The transaction will be finalized after the approval of the Czech Antimonopoly Office.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 21, 2002

ČEZ, a. s.

By ______________________

Name: Libuše Látalová

Title: Head of Finance Administration